UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   COOK, JOHN M.
   2300 WINDY RIDGE PARKWAY
   SUITE 100, NORTH
   ATLANTA, GEORGIA  30339-8426
   USA
2. Issuer Name and Ticker or Trading Symbol
   THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.
   PRGX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   DECEMBER 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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COMMON STOCK                 |12/5/9|G   |6,500             |D  |N/A        |3,471,033          |D     |                           |
                             |7     |    |                  |   |           |                   |      |                           |
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COMMON STOCK                 |      |    |                  |   |           |1,732,684          |I     |AS GENERAL PARTNER         |
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COMMON STOCK                 |      |    |                  |   |           |2,680              |I     |AS TRUSTEE                 |
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COMMON STOCK                 |      |    |                  |   |           |900,610            |I     |BY TRUST                   |
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COMMON STOCK                 |      |    |                  |   |           |900,610            |I     |BY TRUST                   |
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COMMON STOCK                 |      |    |                  |   |           |16,750             |I     |BY SPOUSE                  |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
OPTION (RIGHT TO PURCHAS|17.75   |12/31|A   |86,663     |A  |**   |12/31|COMMON STOCK|86,663 |N/A    |86,663      |D  |            |
E)*                     |        |/97  |    |           |   |     |/07  |            |       |       |            |   |            |
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Explanation of Responses:
* OPTION WAS ISSUED PURSUANT TO PERFORMANCE CRITERIA CONTAINED IN AN EMPLOYMENT AGREEMENT
ENTERED INTO IN JANUARY
1996.
** OPTION VESTS IN FIVE EQUAL INSTALLMENTS OF 17,333 EACH, WITH 20% EXERCISABLE ON 12/31/98, 40%
ON 12/31/99, 60% ON 12/31/00, 80% ON 12/31/01, AND 100% ON
12/31/02.
SIGNATURE OF REPORTING PERSON
JOHN M. COOK
DATE
FEBRUARY 12, 1998